Hercules Offshore, LLC

11 Greenway Plaza, Suite 2950

Houston, Texas 77046

(713) 979-9300

October 24, 2005

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-126457) of Hercules Offshore, LLC, a Delaware limited liability company to be converted into a Delaware corporation named Hercules Offshore, Inc. (the “Company”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Company hereby requests that the effectiveness of its Registration Statement on Form S-1 (Registration No. 333-126457) be accelerated so that the Registration Statement will become effective on Wednesday, October 26, 2005, at 3:00 p.m., Eastern time, or as soon as thereafter practicable. The Company hereby acknowledges that:

•	should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, HERCULES OFFSHORE, LLC

By:	/s/ Steven A. Manz
Steven A. Manz
Chief Financial Officer

CREDIT SUISSE FIRST BOSTON LLC

October 24, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Hercules Offshore, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-126457)

Ladies and Gentlemen:

As underwriters of the Company’s proposed public offering of up to 9,200,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. (NYT) on Wednesday, October 26, 2005, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 12, 2005, through the date hereof:

Preliminary Prospectus dated October 12, 2005:

20,565 copies were delivered to prospective Underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, CREDIT SUISSE FIRST BOSTON LLC CITIGROUP GLOBAL MARKETS INC. SIMMONS & COMPANY INTERNATIONAL DEUTSCHE BANK SECURITIES INC. HOWARD WEIL INCORPORATED

By:	CREDIT SUISSE FIRST BOSTON LLC

By:	/s/ Rome Arnold
Rome Arnold Managing Director